SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 RULE 13d-2(a)
(Amendment No. 1)

CHINA IVY SCHOOL, INC.
 (Name of Issuer)

Common Stock, $.001 par value
 (Title of Class of Securities)

16941U 20 0
 (CUSIP NUMBER)

Yongqi Zhu, Chief Executive Officer
1 Suhua Road, Shiji Jinrong Building, Suite 801,
Suzhou Industrial Park, Jiangsu Province, China, 215020
(852) 2511-1665
____________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  16941U 20 0

1	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person Yongqi Zhu
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization: CHINA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power: 12,683,650
	8	Shared Voting Power:
	9	Sole Voting Power: 12,683,650
	10	Shared Dispositive Power:
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,683,650 shares*
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount In Row 11: 56.17%**
14	Type of Reporting Person: IN

___________
* Gives effect to a reverse stock split of 1-for-20 shares effected on December 29, 2008.
** Based upon 22,582,500 shares of Issuer’s Common Stock outstanding as of March 2, 2010.

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Yongqi Zhu on October 31, 2006 ( the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of China Ivy School, Inc., formerly known as Claremont Technologies Corp.

 Item 1.Security and Issuer

This statement relates to the Common Stock of China Ivy School, Inc., a Nevada corporation (the “Company”), with its principal executive offices at 1 Suhua Road, Shiji Jinrong Building, Suite 801, Suzhou Industrial Park, Jiangsu Province, China, 215020. On March 2, 2010, Yongqi Zhu acquired an additional 11,500,000 shares of Common Stock (the “Conversion Shares”) upon conversion of $920,000 principal amount of the Company’s 6% Convertible Notes due June 30, 2010 (the “Notes”). The conversion price per share was $0.08.

Item 2. Identity and Background

(a)      Yongqi Zhu (“Zhu”), as Reporting Person.

(b)      Zhu has a business address at 1 Suhua Road, Shiji Jinrong Building, Suite 801, Suzhou Industrial Park, Jiangsu Province, China, 215020.

(c)      Zhu is the chief executive officer and a director of the Company.

(d)      Zhu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Zhu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)       Zhu is a citizen of the China.

Item 3. Source and Amount of Funds

The source of the funds, in the aggregate sum of $920,000 used by Zhu to acquire the Note which was converted in the Conversion Shares to which this statement relates was personal funds.

Item 4. Purpose of Transaction

Zhu, the chief executive officer and a director of the Company, purchased the Conversion Shares for investment purposes only, and not with the intent of directing the management or policies of the Company.

              (a) Zhu does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Company.

              (b) Zhu does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Company or any subsidiary of the Company.

              (c) Zhu does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Company or any subsidiary of the Company.

              (d) Zhu does not have any plan or proposal to change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

              (e) Zhu does not have any further plan or proposal which relates to or would result in a material change in the Company's present capitalization or dividend policy.

              (f) Zhu does not have any plan or proposal which relates to or would result in a material change in the business or corporate structure of the Company.

              (g) Zhu does not have any plan or proposal which relates to or would result in a change in the Company’s charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Company by any person.

              (h) Zhu does not have any plan or proposal which relates to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

              (i) Zhu does not have any plan or proposal which relates to or would result in a class of equity securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

              (j) Zhu does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a)    Zhu owns 12,683,650 shares of Common Stock of the Company, which constitutes 56.17% of the outstanding shares of the Company’s Common Stock.

(b)    Zhu has the sole power to vote or dispose of 12,683,650 shares of the Company’s Common Stock held in his name.

(c)     Other than the acquisition of the Conversion Shares, the Reporting Person has not effected any transaction involving the Company’s securities within the sixty (60) preceding days.

(d)     No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2 , 2010

/s/ Yongqi Zhu
Yongqi Zhu